EXHIBIT 99.1

NextSource Materials Provides Progress Update

on Molo Graphite Mine in Madagascar

NEWS RELEASE – TORONTO, August 9, 2022

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to provide a progress update for Phase 1 of the Molo Graphite Mine in Madagascar.

The Processing Plant has arrived and been unloaded at the local port of Fort Dauphin in Madagascar and has cleared customs. Company-appointed logistics specialists have now commenced transporting all modules of the Processing Plant, including two mobile cranes, to the mine site. Earthworks at the mine site are complete and civil works are on schedule to be completed by the time the Processing Plant arrives.

It is expected to take approximately 45 days to re-assemble the Processing Plant, which was previously erected and underwent Factory Acceptance Testing prior to shipment. Once re-assembled, the Processing Plant will undergo Site Acceptance Testing, which is the final step before mine commissioning.

The pre-fabricated units for the camp accommodations and auxiliary buildings have also arrived at site and assembly of these support structures will commence shortly.

President and CEO, Craig Scherba commented,

“Now that the processing plant has arrived in-country, on-site activity will ramp up significantly over the next several weeks as we begin re-assembly of the processing plant and the auxiliary buildings“.

Construction Update of Solar and Battery Hybrid Power Plant

As announced on May 24, 2022, CrossBoundary Energy’s Madagascar subsidiary commenced construction of a solar thermal hybrid energy power plant (“Hybrid Plant”) that will power Phase 1 of the Molo mine. Construction of the Hybrid Plant is on schedule with the thermal portion of the hybrid solution expected to be installed and operational at the time of commissioning of the Processing Plant, with the renewable energy portion following thereafter.

The Hybrid Plant will be located adjacent to the Molo mine site and when fully operational, will provide up to 33% of the mine’s total Phase 1 electricity needs from renewable solar energy, with the remainder coming from thermal generators.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

The Company’s Molo graphite project in Madagascar is one of the largest known and highest-quality graphite deposits globally, and the only one with SuperFlake® graphite. Construction of Phase 1 of the Molo Project is underway, with commissioning expected in the autumn of 2022.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements include any statements regarding, among others, timing of on-site construction including completion of the civil and earthworks, timing of the on-site arrival of the processing plant and installation thereof, delivery and installation of the auxiliary buildings and structures, delivery and construction of the Solar Hybrid Battery System, shipping of all plant infrastructure to site, all re-assembly and commissioning of the Molo Project, initiation of a Feasibility Study and timing of its completion, production capacity, NPV, IRR and life of mine of the Molo mine, timing of the FEED Study and Feasibility Study, as well as the Company’s intent on becoming a fully integrated global supplier of critical battery and technology materials. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether because of new information, future events or otherwise, except as may be required by applicable securities laws. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.

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